EXHIBIT 99.1

POET and A*STAR’s IMRE Launch Joint Development Initiative for Smart Pixel Applications

SAN JOSE, Calif., March 22, 2016 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX:POETF) (TSX-V:PTK), a developer of opto-electronics fabrication processes for the semiconductor industry, today announced a research and development initiative for future generations of smart pixels and other applications in association with the Institute of Micro Electronics Engineering (IMRE), a part of the Singapore-based Agency for Science, Technology and Research (A*STAR).

The 18-month project, jointly funded by POET and IMRE, is designed in part to adapt the POET platform to potential applications in smart pixel technology for the burgeoning Augmented Reality market.

Additional aspects of the initiative include enhancing POET’s GaAs process technology platform, as well as the research and development of novel Gallium Nitride (GaN) epitaxial growth technologies to potentially support integrated opto-electronic light engines for the smart lighting market.

With this initiative, POET expects to expand its IP portfolio and Roadmap, and enrich its III-V applications suite.  POET will have joint ownership of any developed Intellectual Property (“IP”) with IMRE, with a right of first refusal related to exclusive rights to any developed IP.

“We are gratified to be partnering with an esteemed global leader like IMRE in advancing our disruptive and enabling process technology,” said POET Chief Executive Officer Dr. Suresh Venkatesan.  “The unique aspect of the POET process platform is its versatility in supporting multiple applications. This joint initiative is also significant as a great stride toward developing alternate applications and developing the POET Roadmap beyond the inaugural addressable market of Data Communications.”

In internal developments, Michel Lafrance, Corporate Secretary, will be retiring this month.  John O’Donnell, currently a member of the Board of Directors and chief legal counsel of the Company, will additionally take over Michel’s function as Corporate Secretary.  The Company thanks Michel for his years of dedicated service to this Company and wishes him and his family the best.

Additionally, POET Chief Operating Officer Dr. Subhash Deshmukh has been granted 250,000 options to purchase common shares of the Company.  The options may be exercised at a price of $0.96 per share and expire 10 years from the effective date of issuance.  The option terms were determined based on current market price in accordance with the TSX venture exchange policies and the Company's stock option plan.  The options will vest over four years with the first options vesting in one year.

About A*STAR's Institute of Materials Research and Engineering (IMRE)
The Institute of Materials  Research  and  Engineering  (IMRE) is a research  institute  of  the  Agency  for  Science,  Technology  and Research  (A*STAR). The Institute has capabilities in materials analysis & characterization, design & growth, patterning & fabrication, and synthesis & integration. IMRE houses a range of state-of-the-art equipment for materials research including development, processing and characterization. IMRE conducts a wide range of research, which includes novel materials for organic solar cells, photo-voltaics, printed electronics, catalysis, bio-medics, microfluidics, quantum dots, heterostructures, sustainable materials, atom technology, etc. IMRE collaborates actively with other research institutes, universities, public bodies, and a wide spectrum of industrial companies, both globally and locally.  For more information about IMRE, please visit http://www.imre.a-star.edu.sg.

About POET Technologies Inc.

POET is a developer of opto-electronics and Photonic fabrication processes and products. Photonics integration is fundamental to increasing functional scaling and lowering the cost of current Photonic solutions.  POET believes that its advanced opto-electronics process platform enables substantial improvements in energy efficiency, component cost and size in the production of smart optical components, the engines driving applications ranging from data centers to consumer products to military applications. Silicon Valley-based POET’s patented module-on-a-chip process, which integrates digital, high-speed analog and optical devices on the same chip, is designed to serve as an industry standard for smart optical components.  More information may be obtained at www.poet-technologies.com.

For further information:

Robert Ferri
Robert Ferri Partners
Tel: (415) 575-1589
Email: Robert.ferri@robertferri.com

ON BEHALF OF THE BOARD OF DIRECTORS

Michel Lafrance, Secretary

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding an outlook. Such statements include the Company's expectations with respect to the expansion of its IP portfolio and Roadmap, and the enrichment of its III-V applications suite through its initiative with IMRE and the potential promise of a tremendous advancement in emissive display technology. Such statements also include the Company's expectations toward developing alternate applications and developing the POET Roadmap beyond the inaugural addressable market of Data Communications, as well as the Company’s expectations with respect to the capability, functionality, performance and cost of the Company’s technology.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management's expectations regarding future growth, plans for and completion of projects by the Company's third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company's anticipated projects, delays or changes in plans with respect to the development of the Company's anticipated projects by the Company's third party relationships, risks affecting the Company's ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company's securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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